January 27, 2009

Mail Stop 4561

Mr. Brian Goggin
Chief Executive Officer
The Governor and Company of the Bank of Ireland
Lower Bagot Street
Dublin 2, Ireland

Re: **The Governor and Company of the Bank of Ireland**
        Form 20-F for Fiscal Year Ended March 31, 2008
        Filed July 8, 2008
        File Number: 001-14452

Dear Mr. Goggin:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant